UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58
September 30, 2003

CINERGY CORP.
139 EAST FOURTH STREET
CINCINNATI, OHIO 45202

*Inquiries concerning this Form U-9C-3 should be directed to:  David L. Wozny
                                                               Cinergy Corp.
                                                               139 East Fourth Street
                                                               Cincinnati, Ohio 45202
                                                               (513) 287-2118

TABLE OF CONTENTS

     Item
    Number

      1        Organization Chart
      2        Issuances and Renewals of Securities and Capital Contributions
      3        Associate Transactions
               Part I - Transactions Performed by Reporting Companies on
                  Behalf of Associate Utility Companies
               Part II - Transactions Performed by Associate Utility
                  Companies on Behalf of Reporting Companies
      4        Summary of Aggregate Investment
      5        Other Investments
     6a        Financial Statements
     6b        Exhibits
               Energy-Related Activities Pursuant to SEC Orders in File No. 70-9803

               Signatures

ITEM 1. ORGANIZATION

                                                                 Energy- or                                      Percentage of
                                                                Gas-Related       Date of        State of           Voting
                        Name of Reporting Company                 Company       Organization    Organization   Securities Held    Nature of Business
                        -------------------------                 -------       ------------    ------------   ---------------    ------------------
                                                                                                                               (Refer to the footnote
                                                                                                                                   indicated below)
(Indentation indicates subsidiary relationship)

 Cinergy Corp.  ("Cinergy")

    Nth Power Technologies Fund II, L.P.                       Energy-Related   02/25/2000      California            0%              (1)

    The Cincinnati Gas & Electric Company ("CG&E")

       KO Transmission Company                                 Energy-Related   04/11/1994       Kentucky           100%              (2)

    Cinergy Investments, Inc.  ("Investments")

       Cinergy Capital & Trading, Inc.

         CinCap IV, LLC   ("CinCap IV")                        Energy-Related   12/03/1997       Delaware            10%              (3)

         CinCap V, LLC   ("CinCap V")                          Energy-Related   07/21/1998       Delaware            10%              (4)

         CinPower I, LLC  ("CinPower")                         Energy-Related   06/12/1998       Delaware           100%              (5)

         Cinergy Limited Holdings, LLC                         Energy-Related   12/14/2001       Delaware           100%              (6)

            Cinergy Marketing & Trading, LP
              ("Marketing & Trading")                          Energy-Related   10/27/1995       Delaware           100%              (7)

               Ohio River Valley Propane, LLC                  Energy-Related   10/18/2001       Delaware           100%              (8)

         Cinergy General Holdings, LLC                         Energy-Related   12/14/2001       Delaware           100%              (9)

         Cinergy Retail Power Limited, Inc. *                  Energy-Related   08/06/2001       Delaware           100%              (10)

            Cinergy Retail Power, L.P. *                       Energy-Related   08/08/2001       Delaware           100%              (11)

         Cinergy Retail Power General, Inc. *                  Energy-Related   08/07/2001        Texas             100%              (12)

         CinFuel Resources, Inc.                               Energy-Related   01/10/2002       Delaware           100%              (13)

         LH1, LLC                                              Energy-Related   01/10/2002       Delaware           100%              (14)

            Oak Mountain Products, LLC                         Energy-Related   07/09/2001       Delaware           100%              (15)

         Cinergy Transportation, LLC                           Energy-Related   06/14/2000       Delaware           100%              (16)

         SYNCAP II, LLC #                                      Energy-Related   10/13/2000       Delaware           100%              (17)

       Cinergy Engineering, Inc. ("Engineering")               Energy-Related   03/28/1997         Ohio             100%              (18)

       Cinergy Technology, Inc.                                Energy-Related   12/12/1991       Indiana            100%              (19)

       Cinergy Solutions Holding Company, Inc.
         ("Solutions Holding")

         Cinergy EPCOM, LLC *                                  Energy-Related   08/20/1999       Delaware           100%              (20)

         Cinergy EPCOM College Park, LLC *                     Energy-Related   08/20/1999       Delaware           100%              (21)

         Cinergy Solutions, Inc. ("Solutions")                 Energy-Related   06/02/2000       Delaware           100%              (22)

            BSPE Holdings, LLC #                               Energy-Related   01/10/2001       Delaware            50%              (23)

               BSPE Limited, LLC #                             Energy-Related   01/10/2001       Delaware            50%              (24)

                 BSPE, L.P. #                                  Energy-Related   01/16/2001       Delaware            50%              (25)

               BSPE General, LLC #                             Energy-Related   01/11/2001        Texas              50%              (26)

            Cinergy Energy Solutions, Inc.                     Energy-Related   11/09/2000       Delaware           100%              (27)

               U.S. Energy Biogas Corp.                        Energy-Related   12/28/1993       Delaware            20%              (28)

                 Biogas Financial Corporation                  Energy-Related   04/15/1994     Connecticut           0%               (29)

                    Biomass Energy Partners I,
                      A Connecticut Limited Partnership        Energy-Related   07/25/1990     Connecticut           0%               (30)

                    ZFC Energy Inc.                            Energy-Related   02/07/1991       Delaware            0%               (31)

                      Barre Landfill Gas Associates, L.P.      Energy-Related   09/11/1995       Delaware            0%               (32)

                      Biomass Energy Partners III, L.P.        Energy-Related   10/20/1995       Delaware            0%               (33)

                      Dixon/Lee Landfill Gas Associates, LP    Energy-Related   07/23/1997       Delaware            0%               (34)

                      Power Generation (Suffolk), Inc.         Energy-Related   03/06/1991       Delaware            0%               (35)

                           Suffolk Energy Partners, L.P.       Energy-Related   06/30/1993       Virginia            0%               (36)

                      Suffolk Biogas, Inc.                     Energy-Related   03/08/1991       Delaware            0%               (37)

                    Lafayette Energy Partners, L.P.            Energy-Related   06/16/1992      New Jersey           0%               (38)

                    Taylor Energy Partners, L.P.               Energy-Related   06/19/1992     Pennsylvania          0%               (39)

                 Resources Generating Systems, Inc.            Energy-Related   04/25/1994       New York            0%               (40)

                    Hoffman Road Energy Partners, LLC          Energy-Related   10/01/1999       Delaware            0%               (41)

                    Illinois Electrical Generation
                      Partners, L.P.                           Energy-Related   12/11/1996       Delaware            0%               (42)

                      Zapco Illinois Energy, Inc.              Energy-Related   11/07/1996       Delaware            0%               (43)

                      Avon Energy Partners, L.L.C.             Energy-Related   06/21/1996       Illinois            0%               (44)

                      Devonshire Power Partners, L.L.C.        Energy-Related   06/21/1996       Illinois            0%               (45)

                      Riverside Resource Recovery, L.L.C.      Energy-Related   06/21/1996       Illinois            0%               (46)

                    Illinois Electrical Generation
                      Partners II L.P.                         Energy-Related   06/02/1997       Delaware            0%               (47)

                      BMC Energy, LLC                          Energy-Related   09/21/1999       Delaware            0%               (48)

                         Brookhaven Energy Partners, LLC       Energy-Related   02/17/2000       New York            0%               (49)

                         Countryside Genco, L.L.C.             Energy-Related   04/01/1997       Delaware            0%               (50)

                         Morris Genco, L.L.C.                  Energy-Related   08/23/1996       Delaware            0%               (51)

                      Brickyard Energy Partners, LLC           Energy-Related   04/23/1997       Delaware            0%               (52)

                      Dixon/Lee Energy Partners, LLC           Energy-Related   04/23/1997       Delaware            0%               (53)

                      Roxanna Resource Recovery, L.L.C.        Energy-Related   11/18/1996       Illinois            0%               (54)

                      Streator Energy Partners, LLC            Energy-Related   04/23/1997       Delaware            0%               (55)

                      Upper Rock Energy Partners, LLC          Energy-Related   04/23/1997       Delaware            0%               (56)

                 Barre Energy Partners, L.P.                   Energy-Related   09/11/1995       Delaware            0%               (57)

                 Biomass New Jersey, L.L.C.                    Energy-Related   08/12/1996      New Jersey           0%               (58)

                 Brown County Energy Associates, LLC           Energy-Related   03/22/2000       Delaware            0%               (59)

                 Burlington Energy, Inc.                       Energy-Related   01/11/1991       Vermont             0%               (60)

                 Cape May Energy Associates, L.P.              Energy-Related   09/19/1995       Delaware            0%               (61)

                 Dunbarton Energy Partners, Limited
                   Partnership                                 Energy-Related   05/26/1994     New Hampshire         0%               (62)

                 Garland Energy Development, LLC               Energy-Related   06/17/1998       Delaware            0%               (63)

                 Oceanside Energy Inc.                         Energy-Related   04/15/1994       New York            0%               (64)

                 Onondaga Energy Partners, L.P.                Energy-Related   05/06/1994       New York            0%               (65)

                 Oyster Bay Energy Partners, L.P.              Energy-Related   05/06/1994       New York            0%               (66)

                 Smithtown Energy Partners, L.P.               Energy-Related   05/06/1994       New York            0%               (67)

                 Springfield Energy Associates,
                   Limited Partnership                         Energy-Related   10/06/1993       Vermont             0%               (68)

                 Suffolk Transmission Partners, L.P.           Energy-Related   08/07/1997       Delaware            0%               (69)

                 Tucson Energy Partners LP                     Energy-Related   07/22/1997       Delaware            0%               (70)

                 Zapco Broome Nanticoke Corp.                  Energy-Related   09/18/1997       New York            0%               (71)

                 Zapco Development Corporation                 Energy-Related   02/26/1997       Delaware            0%               (72)

                 Zapco Energy Tactics Corporation              Energy-Related   07/11/1995       Delaware            0%               (73)

                 Zapco Readville Cogeneration, Inc.            Energy-Related   08/17/1995       Delaware            0%               (74)

                 ZFC Royalty Partners, A Connecticut
                   Limited Partnership                         Energy-Related   12/15/1992     Connecticut           0%               (75)

                 ZMG, Inc.                                     Energy-Related   12/19/2000       Delaware            0%               (76)

                    Master Gasco, L.P.                         Energy-Related   06/01/2000       Delaware            0%               (77)

                      Avon Landfill Gas Associates, L.P.       Energy-Related   08/13/1996       Delaware            0%               (78)

                      Biomass Energy Partners II, L.P.         Energy-Related   03/04/1992     Connecticut           0%               (79)

                      Biomass Energy Partners V, L.P.          Energy-Related   01/14/1997       Delaware            0%               (80)

                      Brickyard Landfill Gas Associates, L.P.  Energy-Related   07/23/1997       Delaware            0%               (81)

                      Broome Landfill Gas Associates, L.P.     Energy-Related   09/27/1997       New York            0%               (82)

                      Cape May Landfill Gas Associates, L.P.   Energy-Related   09/19/1995       Delaware            0%               (83)

                      Devonshire Landfill Gas Associates, L.P. Energy-Related   08/13/1996       Delaware            0%               (84)

                      Garland Landfill Gas Associates, L.P.    Energy-Related   07/20/1998       Delaware            0%               (85)

                      Riverside Landfill Gas Associates, L.P.  Energy-Related   08/13/1996       Delaware            0%               (86)

                      Streator Landfill Gas Associates, LP     Energy-Related   11/20/1997       Delaware            0%               (87)

                      Suffolk Landfill Gas Partners, L.P.      Energy-Related   06/30/1993       Virginia            0%               (88)

                      Tucson Landfill Gas Associates, LP       Energy-Related   07/22/1997       Delaware            0%               (89)

                      Upper Rock Landfill Gas Associates, LP   Energy-Related   07/23/1997       Delaware            0%               (90)

            Cinergy GASCO Solutions, LLC                       Energy-Related   11/09/2000       Delaware           100%              (91)

               Countryside Landfill Gasco, L.L.C.              Energy-Related   08/23/1996       Delaware           100%              (92)

               Morris Gasco, L.L.C.                            Energy-Related   12/31/1996       Delaware           100%              (93)

               Brown County Landfill Gas Associates, L.P.      Energy-Related   03/22/2000       Delaware           100%              (94)

            Cinergy Solutions of Boca Raton, LLC *             Energy-Related   08/23/2000       Delaware           100%              (95)

            Cinergy Solutions of Narrows, LLC                  Energy-Related   03/17/2003       Delaware           100%              (96)

            Cinergy Solutions of Rock Hill, LLC *              Energy-Related   03/17/2003       Delaware           100%              (97)

            Cinergy Solutions of St. Bernard, LLC              Energy-Related   01/06/2003       Delaware           100%              (98)

            Cinergy Solutions Operating Services
              of Lansing, LLC                                  Energy-Related   06/25/2002       Delaware           100%              (99)

            Cinergy Solutions Operating Services
              of Shreveport, LLC                               Energy-Related   06/28/2002       Delaware           100%              (100)

            Cinergy Solutions Operating Services
              of Oklahoma, LLC                                 Energy-Related   08/13/2002       Delaware           100%              (101)

            Cinergy Solutions of Philadelphia, LLC             Energy-Related   05/11/2001       Delaware           100%              (102)

            Cinergy Solutions Partners, LLC #                  Energy-Related   09/12/2000       Delaware            50%              (103)

               CST Limited, LLC #                              Energy-Related   05/18/2001       Delaware            50%              (104)

                 CST Green Power, L.P. #                       Energy-Related   05/23/2001       Delaware            50%              (105)

                    Green Power Holdings, LLC                  Energy-Related   12/12/2000       Delaware            50%              (106)

                      Green Power Limited, LLC                 Energy-Related   12/12/2000       Delaware            50%              (107)

                           South Houston Green Power, L.P.     Energy-Related   12/19/2000       Delaware            50%              (108)

                      Green Power G.P., LLC                    Energy-Related   12/15/2000        Texas              50%              (109)

               CST General, LLC #                              Energy-Related   5/22/2001         Texas              50%              (110)

            CSGP of Southeast Texas, LLC                       Energy-Related   02/22/2001       Delaware           100%              (111)

            CSGP Limited, LLC                                  Energy-Related   04/05/2001       Delaware           100%              (112)

               CSGP Services, L.P.                             Energy-Related   04/06/2001       Delaware           100%              (113)

            CSGP General, LLC                                  Energy-Related   04/05/2001        Texas             100%              (114)

            Lansing Grand River Utilities, LLC                 Energy-Related   09/14/2000       Delaware           100%              (115)

            Oklahoma Arcadian Utilities, LLC                   Energy-Related   12/05/2000       Delaware          33.33%             (116)

            Shreveport Red River Utilities, LLC                Energy-Related   10/16/2000       Delaware          33.33%             (117)

         Cinergy Solutions of Tuscola, Inc.                    Energy-Related   10/13/1998       Delaware           100%              (118)

         Delta Township Utilities, LLC                         Energy-Related   07/05/2001       Delaware            50%              (119)

         Energy Equipment Leasing LLC                          Energy-Related   11/12/1998       Delaware            50%              (120)

         Trigen-Cinergy Solutions LLC ("Trigen-Cinergy")       Energy-Related   02/18/1997       Delaware            50%              (121)

         Trigen-Cinergy Solutions of Ashtabula LLC             Energy-Related   04/21/1999       Delaware            50%              (122)

         Trigen-Cinergy Solutions of Baltimore LLC             Energy-Related   11/10/1998       Delaware            50%              (123)

         Trigen-Cinergy Solutions of Boca Raton, LLC           Energy-Related   09/04/1998       Delaware            50%              (124)

         Trigen-Cinergy Solutions of Cincinnati LLC            Energy-Related   07/29/1997         Ohio              50%              (125)

         Trigen-Cinergy Solutions of College Park, LLC         Energy-Related   02/18/1999       Delaware            50%              (126)

         Trigen-Cinergy Solutions of Lansing LLC               Energy-Related   11/03/1999       Delaware            50%              (127)

            Trigen/Cinergy-USFOS of Lansing LLC                Energy-Related   11/03/1999       Delaware            25%              (128)

         Trigen-Cinergy Solutions of Orlando LLC               Energy-Related   06/12/1998       Delaware            50%              (129)

         Trigen-Cinergy Solutions of Owings Mills LLC          Energy-Related   09/20/1999       Delaware            50%              (130)

         Trigen-Cinergy Solutions of Owings Mills
            Energy Equipment Leasing, LLC                      Energy-Related   10/20/1999       Delaware            50%              (131)

         Trigen-Cinergy Solutions of Rochester LLC             Energy-Related   10/20/1999       Delaware            50%              (132)

         Trigen-Cinergy Solutions of San Diego LLC *           Energy-Related   11/03/1999       Delaware            50%              (133)

         Trigen-Cinergy Solutions of Silver Grove LLC          Energy-Related   03/18/1999       Delaware            50%              (134)

         Trigen-Cinergy Solutions of the Southeast LLC *       Energy-Related   11/19/1999       Delaware            50%              (135)

         Trigen-Cinergy Solutions of St. Paul LLC

            Environmental Wood Supply, LLC                     Energy-Related   08/10/2000      Minnesota            25%              (136)

         Trigen-Cinergy Solutions of Tuscola, LLC              Energy-Related   08/21/1998       Delaware            50%              (137)

    Cinergy Technologies, Inc.

       Cinergy Ventures II, LLC                                Energy-Related   09/01/2000       Delaware           100%              (138)

         Metallic Power                                        Energy-Related   07/18/1995       Delaware             ^               (139)

         Catalytic Solutions, Inc.                             Energy-Related   01/31/1996      California            ^               (140)

         Electric City Corp.                                   Energy-Related   06/05/1998       Delaware             ^               (141)

       Cinergy One, Inc.                                       Energy-Related   09/05/2000       Delaware           100%              (142)

    Cinergy Wholesale Energy, Inc.                             Energy-Related   11/27/2000         Ohio             100%              (143)

       Cinergy Power Generation Services, LLC
         ("Generation Services")                               Energy-Related   11/22/2000       Delaware           100%              (144)

       Cinergy Origination & Trade, LLC *                      Energy-Related   10/19/2001       Delaware           100%              (145)
*	This entity was inactive as of September 30, 2003.
#	This entity was in the start-up phase of operations as of September 30, 2003.
^	The percentage of voting securities held by Cinergy is being filed pursuant to Rule 104(b) on a confidential basis.

(1)	Nth Power Technologies Fund II, L.P. invests in companies developing and commercializing utility-related technologies.

(2)	KO Transmission Company is engaged in the transportation of natural gas in interstate commerce between Kentucky and Ohio.

(3)	CinCap IV markets electricity at wholesale.

(4)	CinCap V markets electricity at wholesale.

(5)	CinPower is a company that optimizes the economic benefits in connection with the restructured wholesale power purchase agreement involving certain non-affiliates.

(6)	Cinergy Limited Holdings, LLC holds an investment in Marketing & Trading, of which it owns 99.9%.

(7)	Marketing & Trading purchases, stores, and sells natural gas at wholesale.

(8)	Ohio River Valley Propane, LLC is engaged in the business of marketing propane in the United States and owning and operating a propane storage cavern.

(9)	Cinergy General Holdings, LLC serves as the general partner of Marketing & Trading, of which it owns 0.1%.

(10)	Cinergy Retail Power Limited, Inc. was formed to hold an investment in Cinergy Retail Power, L.P., of which it owns 99%.

(11)	Cinergy Retail Power, L.P. was formed to engage in the retail sale of electric power to large industrial customers in states that have legislatively or administratively established customer choice and retail competition.

(12)	Cinergy Retail Power General, Inc. was formed to serve as the general partner of Cinergy Retail Power, L.P., of which it owns 1%.

(13)	CinFuel Resources, Inc. is a holding company that owns, through direct or indirect investment, and/or operates, projects capable of producing synthetic fuel, such as LH1, LLC, of which it owns 1%.

(14)	LH1, LLC holds Cinergy’s investment in Oak Mountain Products, LLC.

(15)	Oak Mountain Products, LLC is a project company that owns a facility capable of producing synthetic fuel. The facility produces synthetic fuel from coal by applying a latex or asphalt binder in order to induce a chemical change.

(16)	Cinergy Transportation, LLC is engaged in the transportation of natural gas at wholesale.

(17)	SYNCAP II, LLC was formed to commercialize new technologies for converting high-sulfur coal to low-sulfur coal.

(18)	Engineering is in the business of marketing various utility-related engineering services.

(19)	Cinergy Technology, Inc. is devoted to commercializing utility-related technologies.

(20)	Cinergy EPCOM, LLC was formed to market various utility-related engineering, procurement, construction, operation and maintenance services.

(21)	Cinergy EPCOM College Park, LLC was formed to perform various utility-related engineering, procurement, construction, operation and maintenance services at the University of Maryland.

(22)	Solutions develops, acquires, owns and operates certain energy-related businesses, formerly conducted by Solutions Holding.

(23)	BSPE Holdings, LLC was formed as an indirect holding company for a qualifying facility (QF).

(24)	BSPE Limited, LLC was formed to act as the sole limited partner of BSPE, L.P., of which it owns 99%.

(25)	BSPE, L.P. was formed to purchase, own and lease existing energy-related equipment and fixtures, located in Texas, operated by South Houston Green Power, L.P.

(26)	BSPE General, LLC was formed to act as the sole general partner of BSPE, L.P., of which it owns 1%.

(27)	Cinergy Energy Solutions, Inc. holds an equity investment in U.S. Energy Biogas Corp.

(28)	U.S. Energy Biogas Corp. currently owns and operates numerous landfill gas-to-energy projects and one natural gas cogeneration plant.

(29)	Biogas Financial Corporation acquires landfill gas-fired generation facilities.

(30)	Biomass Energy Partners I, A Connecticut Limited Partnership owns and operates landfill gas collection systems and related assets.

(31)	ZFC Energy Inc. acquires landfill gas-fired generation facilities and landfill gas companies.

(32)	Barre Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(33)	Biomass Energy Partners III, L.P. owns and operates landfill gas collection systems and related assets.

(34)	Dixon/Lee Landfill Gas Associates, LP owns and operates landfill gas collection systems and related assets.

(35)	Power Generation (Suffolk), Inc. acquires landfill gas-fired generation facilities.

(36)	Suffolk Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(37)	Suffolk Biogas, Inc. acquires landfill gas companies.

(38)	Lafayette Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(39)	Taylor Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(40)	Resources Generating Systems, Inc. acquires landfill gas-fired generation facilities.

(41)	Hoffman Road Energy Partners, LLC is a landfill gas transportation company located in Toledo, Ohio.

(42)	Illinois Electrical Generation Partners, L.P. acquires landfill gas-fired generation facilities in Illinois.

(43)	Zapco Illinois Energy, Inc. acquires landfill gas-fired generation facilities.

(44)	Avon Energy Partners, L.L.C. is a landfill gas-fired generation facility that is a QF.

(45)	Devonshire Power Partners, L.L.C. is a landfill gas-fired generation facility that is a QF.

(46)	Riverside Resource Recovery, L.L.C. is a landfill gas-fired generation facility that is a QF.

(47)	Illinois Electrical Generation Partners II L.P. acquires landfill gas-fired generation facilities in Illinois.

(48)	BMC Energy, LLC acquires landfill gas-fired generation facilities.

(49)	Brookhaven Energy Partners, LLC is a leasing company for electrical generation assets.

(50)	Countryside Genco, L.L.C. is a landfill gas-fired generation facility that is a QF.

(51)	Morris Genco, L.L.C. is a landfill gas-fired generation facility that is a QF.

(52)	Brickyard Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(53)	Dixon/Lee Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(54)	Roxanna Resource Recovery, L.L.C. is a landfill gas-fired generation facility that is a QF.

(55)	Streator Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(56)	Upper Rock Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(57)	Barre Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(58)	Biomass New Jersey, L.L.C. owns and operates landfill gas collection systems and related assets.

(59)	Brown County Energy Associates, LLC is a landfill gas-fired generation facility that is a QF.

(60)	Burlington Energy, Inc. is a landfill gas-fired generation facility that is a QF.

(61)	Cape May Energy Associates, L.P. is a landfill gas transportation company located in Cape May, New Jersey.

(62)	Dunbarton Energy Partners, Limited Partnership is a landfill gas-fired generation facility that is a QF.

(63)	Garland Energy Development, LLC owns sledge dryer equipment at a landfill in Garland, Texas.

(64)	Oceanside Energy Inc. is a landfill gas-fired generation facility that is a QF.

(65)	Onondaga Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(66)	Oyster Bay Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(67)	Smithtown Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(68)	Springfield Energy Associates, Limited Partnership is a landfill gas transportation company located in Springfield, Massachusetts.

(69)	Suffolk Transmission Partners, L.P. is a landfill gas transportation company located in Suffolk, Virginia.

(70)	Tucson Energy Partners LP is a landfill gas transportation company located in Tucson, Arizona.

(71)	Zapco Broome Nanticoke Corp. acquires landfill gas transportation companies.

(72)	Zapco Development Corporation is a landfill gas project development company.

(73)	Zapco Energy Tactics Corporation provides operation and maintenance services for landfill gas projects located outside the State of Illinois.

(74)	Zapco Readville Cogeneration, Inc. is a landfill cogeneration facility that is a QF.

(75)	ZFC Royalty Partners, A Connecticut Limited Partnership is a holding company for the royalty interests of certain Genco projects, in which subsidiaries of U.S. Energy Biogas Corp. are participating.

(76)	ZMG, Inc. acquires landfill gas companies.

(77)	Master Gasco, L.P. acquires landfill gas companies.

(78)	Avon Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(79)	Biomass Energy Partners II, L.P. owns and operates landfill gas collection systems and related assets.

(80)	Biomass Energy Partners V, L.P. owns and operates landfill gas collection systems and related assets.

(81)	Brickyard Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(82)	Broome Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(83)	Cape May Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(84)	Devonshire Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(85)	Garland Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(86)	Riverside Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(87)	Streator Landfill Gas Associates, LP owns and operates landfill gas collection systems and related assets.

(88)	Suffolk Landfill Gas Partners, L.P. owns and operates landfill gas collection systems and related assets.

(89)	Tucson Landfill Gas Associates, LP owns and operates landfill gas collection systems and related assets.

(90)	Upper Rock Landfill Gas Associates, LP owns and operates landfill gas collection systems and related assets.

(91)	Cinergy GASCO Solutions, LLC owns landfill gas companies.

(92)	Countryside Landfill Gasco, L.L.C. owns and operates landfill gas collection systems and related assets.

(93)	Morris Gasco, L.L.C. owns and operates landfill gas collection systems and related assets.

(94)	Brown County Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(95)	Cinergy Solutions of Boca Raton, LLC was formed to construct, operate and maintain energy facilities at a commercial facility in Boca Raton, Florida.

(96)	Cinergy Solutions of Narrows, LLC operates, maintains and manages the existing utility system at the Celanese acetate manufacturing facility located in Narrows, Virginia.

(97)	Cinergy Solutions of Rock Hill, LLC was formed for the purpose of operating, maintaining and managing the existing utility system at the Celanese acetate manufacturing facility located in Rock Hill, South Carolina.

(98)	Cinergy Solutions of St. Bernard, LLC operates, maintains and manages the existing utility system, and designs, develops, constructs and owns system improvements, at Proctor & Gamble’s chemical manufacturing facility located in St. Bernard, Ohio.

(99)	Cinergy Solutions Operating Services of Lansing, LLC performs oversight, management, operation and maintenance of energy/utility service facilities at a General Motors (GM) vehicle assembly plant in Lansing, Michigan.

(100)	Cinergy Solutions Operating Services of Shreveport, LLC performs oversight, management, operation and maintenance of energy/utility service facilities at a GM vehicle assembly plant in Shreveport, Louisiana.

(101)	Cinergy Solutions Operating Services of Oklahoma, LLC performs oversight, management, operation and maintenance of energy/utility service facilities at a GM vehicle assembly plant in Oklahoma City, Oklahoma.

(102)	Cinergy Solutions of Philadelphia, LLC manages, operates and maintains the steam and electric generation and distribution facilities located at the Philadelphia Naval Base Complex.

(103)	Cinergy Solutions Partners, LLC was formed to engage in the development of QF’s.

(104)	CST Limited, LLC was formed to be the sole limited partner of CST Green Power, L.P., of which it owns 99%.

(105)	CST Green Power, L.P. was formed to provide management oversight for day-to-day operations of Green Power Holdings, LLC.

(106)	Green Power Holdings, LLC is an indirect holding company of a QF.

(107)	Green Power Limited, LLC is the sole limited partner of South Houston Green Power, L.P., of which it owns 99%.

(108)	South Houston Green Power, L.P. is a QF that operates and maintains existing cogeneration facilities and constructs, owns and operates new cogeneration facilities in Texas City, Texas.

(109)	Green Power G.P., LLC is the sole general partner of South Houston Green Power, L.P., of which it owns 1%.

(110)	CST General, LLC was formed to be the sole general partner of CST Green Power, L.P., of which it owns 1%.

(111)	CSGP of Southeast Texas, LLC provides operation and maintenance labor for CSGP Services, L.P., on behalf of South Houston Green Power, L.P.

(112)	CSGP Limited, LLC is the sole limited partner of CSGP Services, L.P., of which it owns 99%.

(113)	CSGP Services, L.P. provides operation and maintenance services to South Houston Green Power, L.P.

(114)	CSGP General, LLC is the sole general partner of CSGP Services, L.P., of which it owns 1%.

(115)	LansingGrand River Utilities, LLC provides energy-related services to Trigen/Cinergy-USFOS of Lansing LLC.

(116)	Oklahoma Arcadian Utilities, LLC constructs, owns, operates and maintains energy-related facilities located at a GM vehicle assembly plant in Oklahoma City.

(117)	Shreveport Red River Utilities, LLC constructs, owns, operates and maintains energy-related facilities located at a GM vehicle assembly plant in Shreveport.

(118)	Cinergy Solutions of Tuscola, Inc. oversees the operations and staffing of a QF located in Tuscola, Illinois.

(119)	Delta Township Utilities, LLC constructs, owns, operates and maintains energy-related facilities for a GM metal stamping facility located in Michigan.

(120)	Energy Equipment Leasing LLC leases, sells or finances energy-related equipment.

(121)	Trigen-Cinergy engages in the preliminary development of cogeneration and/or thermal energy facilities. Specific projects are developed and held by special purpose affiliates (listed elsewhere in Item 1).

(122)	Trigen-Cinergy Solutions of Ashtabula LLC develops, constructs, operates and maintains a QF located in Ashtabula, Ohio and provides other energy-related products and services.

(123)	Trigen-Cinergy Solutions of Baltimore LLC develops, constructs, operates and maintains a QF located in Baltimore, Maryland and provides other energy-related products and services.

(124)	Trigen-Cinergy Solutions of Boca Raton, LLC develops, constructs, finances, operates and maintains certain thermal energy facilities located in Boca Raton, Florida and sells associated thermal, and other, energy-related products and services.

(125)	Trigen-Cinergy Solutions of Cincinnati LLC owns and operates a district cooling business in downtown Cincinnati, Ohio.

(126)	Trigen-Cinergy Solutions of College Park, LLC operates and maintains cogeneration equipment located in College Park, Maryland and owned by the University of Maryland.

(127)	Trigen-Cinergy Solutions of Lansing LLC, under an LLC Agreement with United States Filter Operating Services, Inc., provides management services for Trigen/Cinergy-USFOS of Lansing LLC.

(128)	Trigen/Cinergy-USFOS of Lansing LLC develops, constructs and operates certain energy facilities located at a GM facility in Lansing, Michigan.

(129)	Trigen-Cinergy Solutions of Orlando LLC develops, constructs, operates and maintains a district cooling business in Orlando, Florida.

(130)	Trigen-Cinergy Solutions of Owings Mills LLC develops, constructs, operates and maintains a cogeneration facility located at the Sweetheart Cup Corporation in Owings Mills, Maryland.

(131)	Trigen-Cinergy Solutions of Owings Mills Energy Equipment Leasing, LLC leases, sells or finances energy-related equipment.

(132)	Trigen-Cinergy Solutions of Rochester LLC provides energy-related services to Kodak Park in Rochester, New York.

(133)	Trigen-Cinergy Solutions of San Diego LLC was formed to provide operation and maintenance utility-related services in the San Diego, California area.

(134)	Trigen-Cinergy Solutions of Silver Grove LLC provides energy-related services to the Lafarge gypsum manufacturing plant in Silver Grove, Kentucky. These services include the design, installation and operation of a combined heat and power system.

(135)	Trigen-Cinergy Solutions of the Southeast LLC was formed to construct, operate and maintain utility-related systems in Jacksonville, Florida.

(136)	Environmental Wood Supply, LLC handles all fuel and fuel procurement-related costs for St. Paul Cogeneration LLC.

(137)	Trigen-Cinergy Solutions of Tuscola, LLC develops, constructs, operates and maintains a QF in Tuscola, Illinois and provides other energy-related products and services.

(138)	CinergyVentures II, LLC pursues energy-related technology equity investments and undertakes energy-related technology pilot projects.

(139)	Metallic Power is in the business of developing a power source containing a zinc/air fuel cell.

(140)	Catalytic Solutions, Inc. is in the business of developing alternative emissions-control technology.

(141)	Electric City Corp. develops, manufactures and integrates energy-saving technologies and automation systems for buildings.

(142)	Cinergy One, Inc. engages in non-regulated, energy-related activities.

(143)	Cinergy Wholesale Energy, Inc. is a holding company for non-utility energy services businesses.

(144)	Generation Services provides operation and maintenance services to affiliated and non-affiliated exempt wholesale generators or other generating facilities.

(145)	Cinergy Origination & Trade, LLC was formed to trade and market electric power, natural gas, environmental emission allowances, coal and other energy and energy-related products and services.

ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS*

          Company                                  Energy-Related                    Amount of Capital
   Contributing Capital                       Company Receiving Funds                   Contributions
   --------------------                       -----------------------                   -------------
                                                                                       (in thousands)

CG&E                                        KO Transmission Company                       $   515

Investments                                 Engineering                                    16,897

Investments                                 Cinergy Technology, Inc.                        3,213

Cinergy Capital & Trading, Inc.             CinCap IV                                         580

Cinergy Capital & Trading, Inc.             CinCap V                                          371

LH1, LLC                                    Oak Mountain Products, LLC                     70,291

Cinergy Limited Holdings, LLC               Marketing & Trading                            72,646

Solutions Holding                           Trigen-Cinergy                                  9,697

Solutions Holding                           Trigen-Cinergy Solutions of Ashtabula LLC      20,863

Solutions Holding                           Trigen-Cinergy Solutions of Baltimore LLC       9,521

Solutions Holding                           Trigen-Cinergy Solutions of Boca Raton, LLC       216

Solutions Holding                           Trigen-Cinergy Solutions of Cincinnati LLC      5,983

Solutions Holding                           Trigen-Cinergy Solutions of College Park, LLC   8,568

Solutions Holding                           Trigen-Cinergy Solutions of Orlando LLC         9,251

Solutions Holding                           Trigen-Cinergy Solutions of Owings Mills LLC    7,934

Solutions Holding                           Trigen-Cinergy Solutions of Rochester LLC         488

Solutions Holding                           Trigen-Cinergy Solutions of Silver Grove LLC    2,614

Trigen-Cinergy Solutions of St. Paul, LLC   Environmental Wood Supply, LLC                    388

Solutions Holding                           Trigen-Cinergy Solutions of Tuscola, LLC        2,679

Solutions                                   Cinergy Energy Solutions, Inc.                  3,500

Solutions                                   U.S. Energy Biogas Corp.                       13,061

Solutions                                   Cinergy GASCO Solutions, LLC                    8,079

Green Power Limited, LLC                    South Houston Green Power, L.P.               174,809

Solutions                                   Oklahoma Arcadian Utilities, LLC                3,032

Solutions                                   Shreveport Red River Utilities, LLC             7,208

Cinergy Ventures, LLC                       Nth Power Technologies Fund II, L.P.           10,000

Cinergy Ventures II, LLC                    Catalytic Solutions, Inc.                           ^

Cinergy Ventures II, LLC                    Metallic Power                                      ^

Cinergy Ventures II, LLC                    Electric City Corp.                                 ^
*	Item 2 excludes guarantees issued on behalf of energy-related companies by Cinergy as of September 30, 2003, totaling approximately $278 million. These guarantees are included in Item 4. Summary of Aggregate Investment.
^	The amount of capital contributions is being filed pursuant to Rule 104(b) on a confidential basis.

ITEM 3. ASSOCIATE TRANSACTIONS

PART I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

                            Associate Utility                                                                Total
    Reporting Company       Company Receiving           Types of               Direct   Indirect  Cost of    Amount
  Rendering Services (1)         Services               Services Rendered      Costs     Costs    Capital    Billed
  ----------------------         --------               -----------------      -----     -----    -------    ------
                                                                                            (in thousands)

Generation Services                CG&E     Operation and maintenance services $25,590   $2,279    $  -      $27,869

Generation Services                PSI      Operation and maintenance services  10,609    2,693       -       13,302
(1)	All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May 4, 1999, Exhibits B-1 and B-2.)

ITEM 3. ASSOCIATE TRANSACTIONS (Continued)

Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

                                       Associate Utility                                                               Total
           Reporting Company          Company Rendering           Types of            Direct     Indirect   Cost of    Amount
          Receiving Services            Services (1)          Services Rendered       Costs       Costs     Capital    Billed
          ------------------            ------------          -----------------       -----       -----     -------    ------
                                                                                                   (in thousands)

                                                            Project development and
Solutions                                    CG&E           construction services     $   3         $ 1     $   -       $  4

                                                            Operation and
Generation Services                          CG&E           maintenance services         10           -         -         10

                                                            Installation and
KO Transmission Company                      CG&E           maintenance services         48           -         -         48

                                                            Operation and
Ohio River Valley Propane LLC                CG&E           maintenance services          1           -         -          1

                                                            Installation and
Cinergy One, Inc.                            CG&E           maintenance services        100          18         1        119

                                                            Operation and
Generation Services                           PSI           maintenance services        144          15         1        160

                                                            Project development and
Solutions                                     PSI           construction services         9           1         -         10

Cinergy Solutions of Tuscola, Inc.            PSI           Maintenance services         50           5         -         55

                                                            Installation and
Cinergy One, Inc.                             PSI           maintenance services        270          41         2        313

                                                            Installation and
KO Transmission Company                      ULH&P          maintenance services         15           -         -         15

                                                            Installation and
Cinergy One, Inc.                            ULH&P          maintenance services          3           -         -          3
(1)	All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May 4, 1999, Exhibits B-1, B-2, and B-3.)

ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                                                September 30, 2003
                                                                            -------------------------
                                                                                 (in thousands)

Investments in Energy-Related Companies:

   Total consolidated capitalization of Cinergy as of September 30, 2003  $ 9,310,988

   Total capitalization multiplied by 15%                                                $ 1,396,648

   Greater of $50 million or total capitalization multiplied by 15%                        1,396,648

   Total current aggregate investment subsequent to March 24, 1997
       (categorized by major line of energy-related business):
         Energy-related business category "ii" (1) ^                          13,213
         Energy-related business category "v" (2)                            329,192
         Energy-related business category "vi" (3)                            99,625
         Energy-related business category "vii" (4)                           30,821
         Energy-related business category "viii" (5)                         267,516
         Energy-related business category "ix" (6)                               515
                                                                            -----------

     Total current aggregate investment                                                      740,882
                                                                                           ----------

           Difference between the greater of $50 million or 15% of
           capitalization and the total aggregate investment of the
           registered holding company system.                                            $   655,766
                                                                                           ==========
(1)	Rule 58 defines category “ii” as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(2)	Rule 58 defines category “v” as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(3)	Rule 58 defines category “vi” as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; renewable energy resources; and the servicing of thermal energy facilities.

(4)	Rule 58 defines category “vii” as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

(5)	Rule 58 defines category “viii” as the development, ownership or operation of “qualifying facilities”, as defined under the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(6)	Rule 58 defines category “ix” as the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

^	The amount of capital contributions related to Metallic Power, Catalytic Solutions, Inc., and Electric City Corp. are being filed pursuant to Rule 104(b) on a confidential basis. For purposes of the aggregate investment calculation, these amounts are immaterial.

ITEM 5. OTHER INVESTMENTS

                                             Other Investment in Last     Other Investment in this     Reason for Difference in
  Major Line of Energy-Related Business            U-9C-3 Report               U-9C-3 Report               Other Investment
------------------------------------------  ---------------------------  ---------------------------  ---------------------------
                                                  (in thousands)               (in thousands)

NONE

ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Filed pursuant to Rule 104(b) on a confidential basis.

(b)  Exhibits

Filed pursuant to Rule 104(b) on a confidential basis.

Energy-Related Activities Pursuant to SEC Orders in File No. 70-9803

By orders in the above-referenced file dated May 4, 2001 (HCAR No. 27393) and March 21, 2002 (HCAR No. 27506) (collectively, the "Orders"), the Commission authorized Cinergy to, among other things, engage in certain nonutility businesses both inside and in certain countries outside the United States, subject to the terms and conditions specified in those orders. More specifically, through one or more existing or future nonutility subsidiaries, Cinergy was authorized to engage in the business of brokering and marketing energy commodities in the United States, Canada and Mexico and was authorized to engage in the business of providing energy management services and energy-related consulting services (in each case as defined in the Orders) anywhere in the world.

The following summarizes activity conducted on the authority granted by the Orders during the period covered by this Report:

As previously reported herein, Cinergy has an indirect wholly-owned subsidiary, Cinergy Canada, Inc. ("Cinergy Canada"), for the purpose of marketing natural gas and natural gas liquids in Canada. Cinergy Canada is currently operating in the Canadian provinces of British Columbia, Alberta and Ontario. Cinergy Canada currently targets various marketing companies within these provinces as its primary customers.

As of September 30, 2003, Cinergy was not engaged in the business of brokering and marketing any energy commodities in Mexico.

Vestar, Inc. and its subsidiaries (collectively, "Vestar") are in the business of marketing energy management services and solutions, intended to create cost savings and improve efficiency and productivity, to institutional, commercial and industrial customers in the United States and Canada. As of September 30, 2003, Vestar continued to be actively engaged in its North American energy management and energy performance contracting business.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cinergy Corp. ------------------------------------------ Registrant
Dated: November 14, 2003
By /s/ David L. Wozny ------------------------------------------ David L. Wozny (duly authorized officer and principal accounting officer)

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the second quarter of 2003 was filed with Cinergy Corp.‘s interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Nancy Manley, Secretary
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Thomas Dorman, Executive Director
211 Sower Boulevard
P.O. Box 615
Frankfort, KY 40602